UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer

Feld 582, 69120 Heidelberg, Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Annual General Meeting Results

On June 15, 2021, Affimed N.V. (“Affimed” or the “Company”) held its Annual General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda item 3: Adoption of the Statutory Annual Accounts for the financial year 2020

Affimed shareholders approved the adoption of the statutory annual accounts for the financial year 2020.

For	Against	Abstain	Broker Non-Votes
59,895,076	452,463	719,639	0

Agenda item 4: Discharge of the managing directors for their management during the financial year 2020

Affimed shareholders approved the discharge of the managing directors for their management during the financial year 2020.

For	Against	Abstain	Broker Non-Votes
60,166,502	136,900	763,776	0

Agenda item 5: Discharge of the supervisory directors for their supervision during the financial year 2020

Affimed shareholders approved the discharge of the supervisory directors for their supervision during the financial year 2020.

For	Against	Abstain	Broker Non-Votes
60,127,723	175,549	763,906	0

Agenda item 6: Appointment of Ms. Denise Mueller to the Management Board

Affimed shareholders approved the appointment of Ms. Denise Mueller to the Management Board.

For	Against	Abstain	Broker Non-Votes
60,803,588	31,014	232,576	0

Agenda item 7(a): Reappointment of Dr. Ulrich Grau as a supervisory director

Affimed shareholders approved the reappointment of Dr. Ulrich Grau as a supervisory director.

For	Against	Abstain	Broker Non-Votes
57,394,590	3,442,337	230,251	0

Agenda item 7(b): Reappointment of Dr. Mathieu Simon as a supervisory director

Affimed shareholders approved the reappointment of Dr. Mathieu Simon as a supervisory director.

For	Against	Abstain	Broker Non-Votes
59,804,014	1,025,911	237,253	0

Agenda item 7(c): Appointment of Mrs. Uta Kemmerich-Keil as a supervisory director

Affimed shareholders approved the appointment of Mrs. Uta Kemmerich-Keil as a supervisory director.

For	Against	Abstain	Broker Non-Votes
60,792,802	46,342	228,034	0

Agenda item 8: Appointment of the auditor for the financial year 2021

Affimed shareholders approved the appointment of the auditor for the financial year 2021.

For	Against	Abstain	Broker Non-Votes
60,824,252	8,109	234,817	0

Agenda item 9: Authorization to acquire shares

Affimed shareholders approved the authorization to acquire shares.

For	Against	Abstain	Broker Non-Votes
59,984,892	765,363	316,923	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, June 16, 2021.

AFFIMED N.V. INC.

By:	/s/ Adi Hoess
Name: Adi Hoess
Title: Chief Executive Officer

By:	/s/ Angus Smith
Name: Angus Smith
Title: Chief Financial Officer

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